July 8, 2005

VIA EDGAR AND U.S. MAIL

Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, DC 26549

Re:   Form 10-K for Fiscal Year Ended December 31, 2001
 Filed April 15,2005 (File No. 000-28287)
 Form 10-Q for Fiscal Quarter Ended March 31, 2005
 Filed May 13, 2005 (File No. 000-28287)

Dear Mr. Krikorian:

This letter has been prepared in response to your request for BSI2000, Inc. (“BSI” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC”) as memorialized in your June 27, 2005 letter to me concerning the above-referenced filings by BSI (the “Comment Letter”)

The following are the Company’s responses to the Comment Letter, which responses follow a recitation of the comment contained therein

12600 West Colfax Avenue . Suite B410 . Lakewood, Colorado 80215 . USA
Tel: 303.231.9095 . Fax: 303.231.9002 . www.bsi2000.com

Mr. Stephen Krikorian
July 8, 2005

Form 10-K for the year ended December 3, 2004
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5 - Convertible Debt, page F-7

General

COMMENT 1. We note the conversion features within the debt issued in October and December 2004. State whether the debt holder had the option to convert the debt on the same day as issuance. Explain what factors you considered when evaluating if the conversion feature for each debt issued is beneficial (i.e., has intrinsic value) to the holder. Refer to EITF 98-5 and EITF 00-27. If there is a beneficial conversions feature, tell us how you are accounting for this feature and indicate how your disclosure addresses this policy. See paragraph 4 of SFAS 129. We also note the convertible debt issued on January 19, 2005.

RESPONSE:	Section 1.02 of the Secured Debenture provides in pertinent part as follows:

“…the Holder is entitled, at its option, to convert, and sell on the same day, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of the Debenture, plus accrued interest, into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), at the price per share (the “Conversion Price”) equal to the lesser of (a) an amount equal to one hundred twenty percent (120%) of the Closing Bid price (the “Closing Bid Price”) of the Company’s Common Stock as listed on a Principal Market (as defined herein), as quoted by Bloomberg L.P., as of the date hereof (the “Fixed Price”), or (b) an amount equal to eighty (80%) of the lowest Closing Bid Price of the Company’s Common Stock, as quoted by Bloomberg, LP, for the five (5) trading days immediately preceding the Conversion Date (as defined herein).”

Accordingly, the holder is entitled to convert the Secured Debenture into the Company’s common stock at the time of issuance at a amount equal to 80% of the lowest bid price.

BSI believes that this conversion feature provided intrinsic value to the holder, and the Company has calculated the intrinsic value of each convertible debt as follows:

Mr. Stephen Krikorian
July 8, 2005

For the October 7, 2004 convertible debt, intrinsic value is equal to $0.0124, which is the difference between $0.062 (i.e., the price of the Company’s common stock) on October 7, 2004, as compared to 80% of that price, or $0.0496. The intrinsic value of $0.0124 per share is then multiplied by 10,080,645 shares of common stock (i.e., the $500,000 convertible debt divided by the conversion price of $0.0496), which equals an intrinsic value of $125,000.

For the December 10, 2004 convertible debt, intrinsic value is equal to $0.009, which is the difference between $0.045 (i.e., the price of the Company’s common stock) on December 10, 2004, as compared to 80% of that price, or $0.036. The intrinsic value of $0.009 per share is then multiplied by 13,888,888 shares of common stock (i.e., $500,000 convertible debt divided by the conversion price of $0.036), which equals an intrinsic value of $125,000.

For the January 19, 2005 convertible debt, intrinsic value is equal to $0.0084, which is the difference between $0.042 (i.e., the price of the Company’s common stock) on January 19, 2005, as compared to 80% of that price, or $0.0336. The intrinsic value of $0.0084 per share is then multiplied by 7,440,476 shares of common stock (i.e., $250,000 convertible debt divided by the conversion price of $0.0336), which equals an intrinsic value of $62,500.

BSI did not account for these conversion features in its December 31, 2004 Form 10-KSB or March 31, 2005 Form 10-QSB. The Company is proposing to amend both of these filings by making adjustments that record an increase to interest expense of $250,000 at December 31, 2004, with a corresponding increase to additional paid-in capital, and an increase to interest expense of $62,500 at March 31, 2005, with a corresponding increase to additional paid-in capital. Please note that any future conversion features of this nature associated with future debt issuances by the Company, if any, will be accounted for in this manner.

Mr. Stephen Krikorian
July 8, 2005

Should you have any questions concerning this Response Letter, please contact me at 303-291-9095.

Very truly yours,

/s/ Jack Harper
Jack Harper President and Chief Executive Officer

cc: Clay Parker, Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)